FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Weeks, Mark S. (Last) (First) (Middle) 3000 Galleria Tower, Suite 1000 (Street) Birmingham, AL 35244 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Caremark Rx, Inc. CMX 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year April 2, 2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

      Director

   X   Officer (give title below)

      10% Owner

      Other (specify below)

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

   X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, par value $.001								1463.751(1)	D	Carestock
Common Stock, par value $.001								229.00(1)	D	IRA
Common Stock, par value $.001								6033.619(1)	D	Held jointly with spouse

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option	$0.20	6/1/94		(A)		(1)		6/1/94(2)	6/1/04	Common Stock, $.001 par value	2,000		2,000	D
Stock Option	$12.00	2/2/95		(A)		(1)		2/2/95(2)	2/2/05	Common Stock, $.001 par value	5,000		5,000	D
Stock Option	$16.625	7/24/96		(A)		(1)		7/24/96(2)	7/24/06	Common Stock, $.001 par value	8,950		8,950	D
Stock Option	$3.00	9/21/98		(A)		(1)		9/21/98(3)	9/21/08	Common Stock, $.001 par value	11,200		11,200	D
Stock Option	$3.00	9/21/98		(A)		(1)		9/21/98(3)	9/21/08	Common Stock, $.001 par value	1,000		1,000	D
Stock Option	$3.00	9/21/98		(A)		(1)		9/21/98(3)	9/21/08	Common Stock, $.001 par value	47,850		47,850	D
Stock Option	$4.188	3/30/00		(A)		(1)		3/30/00(3)	3/30/10	Common Stock, $.001 par value	50,000		50,000	D
Stock Option	$13.21	11/7/01		(A)		(1)		11/7/01(3)	11/7/11	Common Stock, $.001 par value	35,000		35,000	D
Stock Option	$18.35	4/2/03		(A)		15,000		4/2/03(3)	4/2/13	Common Stock, $.001 par value	15,000		15,000	D

 Explanation of Responses:

(1)  Previously reported, for information purposes only.  (2) 20% of these stock options are exercisable on the grant dte, and 20% on each anniversry of the grant date.  (3) 34% of these options are exercisable on the grant ate, and 33% are exercisable on each of the 1st and 2nd anniversaries of the grant date.

/s/ Mark S. Weeks ** Signature of Reporting Person	4/3/03 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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Last update: 09/05/2002